SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRGC/GRGCS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1077, of 14.10.2025 DEL 152/2025	1

CERTIFICATE

MINUTES OF THE ONE THOUSAND AND SEVENTY-SEVEN MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

This is to certify, for all due purposes, that the 1077th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on 10.14.2025, by videoconference, as called by the Chairman of the Board of Directors, pursuant to article 31, §4, of the Company's Articles of Incorporation. The meeting was chaired by Board Member and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) and Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). There was no record of absence. Board Members FVD and JAF submitted their favorable votes directly to the Corporate Governance Secretariat, regarding the items on the agenda, pursuant to item 8.3 of the Internal Rules of the Board of Directors. Corporate Governance participants: Vice President of Governance and Sustainability CAMILA GUALDA SAMPAIO ARAUJO (CSA), Corporate Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ),

Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: The supporting materials were made available to the Board Members through the Governance Portal. QUORUM FOR INSTALLATION AND RESOLUTIONS: the resolutions of this meeting shall take place with the presence of the majority of its members, and decisions shall be taken by majority vote of those present (Article 31, caput, of the Bylaws), except in cases requiring a qualified quorum (Article 32, Bylaws). Quorum for installation: Ten members, in compliance with the minimum installation requirement. Minimum quorum for resolutions: six members, except in cases where an explicit record of a change in the number of members present at the time of deliberation is made. Any prior declaration of conflict of interest by a Board Member and/or their temporary absence shall result in their exclusion from the quorum count for purposes of resolution.

➢	DEL-152/2025. Divestment of Eletrobras’s Ownership Interest in Eletronuclear (Resolution 407, dated October 14, 2025). The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers and based on a proposal submitted for deliberation and the decision of the Executive Board, as well as the favorable opinion issued by the Planning and Projects Committee (CPRO) at its meeting held on October 14, 2025, RESOLVED:

1.	Approve the divestment of all shares held by Eletrobras in Eletronuclear to J&F S.A. (and/or companies within its group) under the following conditions:

•	Price for the stake in Eletronuclear: R$ 535 Million;
•	Assumption and/or compensation by the buyer of the obligations related to the integration of the ADI Debenture (R$ 2.4 billion).

2.	Delegate powers to the Vice-Presidency of Strategy and Business Development, with support from the Vice-Presidency of Legal Affairs, for the negotiation and finalization of the sale instruments for signing.

3.	Approve the delegation of powers for Vice-Presidents Elio Wolff and Marcelo Siqueira to sign the instruments that execute the transaction referred to in the items above.

Deliberative quorum: Approved unanimously by the voters, in accordance with the proposal of the Executive Board (RES 407, dated 10/14/2025) and the favorable opinion of the Planning and Projects Committee.

GRGC/GRGCS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1077, of 14.10.2025 DEL 152/2025	2

Closing and drawing up of the certificate of the minutes: It is recorded that the material relating to the resolutions of this Board of Directors' Meeting is filed at the Company's headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The other resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporation Law, not falling under § 1 of art. 142 of the same Law. The following were present: Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) e Conselheiros ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA.

Rio de Janeiro, October 17, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.